Exhibit 99.2
Gogoro Inc.
(the “Company”)
Notice of Annual General Meeting of the Company
Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at Building C, No. 225, Sec. 2, Chang'an E. Rd., Songshan Dist., Taipei City, Taiwan 105, on the 30th day of May 2023 at 9:30 AM Taipei time for the purpose of considering and, if thought fit, passing and approving the following resolution(s):
By Special Resolutions that:
(1)Mr. Hok-Sum Horace Luke be re-elected and serve as a Class I Director of the Company, with a term to expire at the Company’s 2026 annual general meeting of shareholders, subject to his earlier resignation or removal;
(2)Mr. Ming-Shan Lee be re-elected and serve as a Class I Director of the Company, with a term to expire at the Company’s 2026 annual general meeting of shareholders, subject to his earlier resignation or removal;
(3)Article 83 of the amended and restated memorandum and articles of association of the Company currently in effect (the “M&A”) be and is hereby amended and replaced in its entirety with a new Article 83 as below with immediate effect:
“83. The Directors shall be divided into three (3) classes designated as Class I Directors, Class II Directors and Class III Directors, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors or the Special Resolution appointing such Director, with each class serving for staggered three (3)-year terms commencing as follows:
(a)at the first annual general meeting of the Company following the Listing Date, the term of office of the Class I Directors shall expire and replacement Class I Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class I Directors are appointed in accordance with Article 85, the existing Class I Directors shall be automatically re-appointed for a further term of three (3) years;
(b)at the second annual general meeting of the Company following the Listing Date, the term of office of the Class II Directors shall expire and replacement Class II Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class II Directors are appointed in accordance with Article 85, the existing Class II Directors shall be automatically re-appointed for a further term of three (3) years; and

Exhibit 99.2
(c)at the third annual general meeting of the Company following the Listing Date, the term of office of the Class III Directors shall expire and replacement Class III Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class III Directors are appointed in accordance with Article 85, the existing Class III Directors shall be automatically re-appointed for a further term of three (3) years.”;
By Ordinary Resolutions that:
(4) the adjournment of the AGM by the chairman of the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved; and
(5) each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.
By order of the Board

Hok-Sum Horace Luke
Chairman of the Board of Directors and
Chief Executive Officer

Dated: May 10, 2023
* A proxy statement and a proxy card have been included with this Notice.

Exhibit 99.2
NOTES

1.A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2.A proxy card for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to vote by granting a proxy. Specifically, you may complete and sign the enclosed proxy card in accordance with the instructions printed on it and then return it by mail or by hand to the offices of (i) Continental Stock Transfer & Trust Company, 1 State Street, Floor 30, New York City, N.Y. 10275-0741, Attention: Proxy Services, or (ii) Gogoro Inc., 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan, Attention: Department of Investor Relations. The proxy card must be returned not later than the close of business on May 26, 2023, Eastern time.
Returning the completed proxy card will not preclude you from attending the AGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.
3.If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.
4.A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
5.The Board of Directors of the Company has fixed the close of business on May 5, 2023 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.
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